Pitcairn Funds
                               One Pitcairn Place
                             165 Township Line Road
                              Jenkintown, PA 19046


October 15, 2001

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549

Re:      Pitcairn Funds ("Trust")
         File No. 33-37208
         File No. 811-09943

Gentlemen:

On October 1, 2001, and pursuant to Rule 488 under the Securities Act of 1933, the above-referenced registrant filed with the Securities and Exchange Commission, a registration statement ("Filing") on Form N-14 relating to Pitcairn Tax-Exempt Bond Fund, a separate series of the Trust. This filing was made for the purpose of registering shares of the Pitcairn Tax-Exempt Bond Fund, which shares will be issued to shareholders of Kala Investment Corp. following the approval by shareholders of Kala Investment Corp. of the acquisition by the Trust of substantially all of the assets of Kala Investment Corp.

By letter also dated October 1, 2001, the Trust requested that the effective date of the Filing be accelerated to October 8, 2001, or as soon as possible following such date. During the course of its review of the Filing, the staff requested, among other things, that the Trust undertake to file with the Commission, by way of a post-effective amendment, the final tax opinion ("Tax Opinion") referred to in the Filing and a form of which was included as an exhibit to the Filing.

Accordingly, the undersigned officer of the Trust hereby undertakes to file with the Commission the Tax Opinion rendered to Registrant in connection with the acquisition by the Trust of substantially all of the assets of Kala Investment Corp. Such filing shall be made as soon as reasonably practicable following the closing of the reorganization transaction and, in any event, within 15 days of such closing.

Please direct any comments you may have with respect to this letter to Laura Anne Corsell, Esq., who serves as counsel to Kala. Ms. Corsell may be reached at 215-248-7485 (email: lac@corsell.com). Please do not hesitate to contact the undersigned with any other questions you may have relating to this filing.

Very truly yours,

/s/ Lawrence R. Bardfeld

Lawrence R. Bardfeld
Vice President